Exhibit 3.1c

Certificate of Amendment
of
Restated Certificate of Incorporation
of
Charter Communications, Inc.
(a Delaware corporation)

Charter Communications, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.           That paragraph (a)(i)(A) of Article FOURTH of the Restated Certificate of Incorporation of this corporation is amended to read as follows:

(A)           The total number of shares of stock that the Corporation shall have authority to issue is fifteen billion, two hundred and fifty million (15,250,000,000) shares, consisting of: (1) ten billion, five hundred million (10,500,000,000) shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), provided, that eight billion, seven hundred and fifty million (8,750,000,000) shares of Class A Common Stock are authorized for issuance solely upon the exercise or exchange of rights pursuant to the rights agreement, dated August 14, 2007, by and between the Corporation and Mellon Investor Services LLC, as rights agent and the letter agreement, dated August 14, 2007, by and between Charter Communications, Inc., as manager and member of Charter Communications Holding Company, LLC, Charter Investment, Inc. and Vulcan Cable III Inc. (collectively, the "Rights Agreement"), and provided, further, that for the avoidance of doubt, such eight billion, seven hundred and fifty million (8,750,000,000) shares shall include any shares of Class A Common Stock which may be issued upon the exchange of Class B Common Stock or exchangeable Membership Units issued to the Allen Entities pursuant to the Rights Agreement; (2) four billion, five hundred million (4,500,000,000)  shares of Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), provided, that three billion, seven hundred and fifty million (3,750,000,000) shares of Class B Common Stock are authorized for issuance solely upon the exercise or exchange of rights pursuant to the Rights Agreement, and provided, further, that for the avoidance of doubt, such three billion, seven hundred and fifty million (3,750,000,000) shares shall include any shares of Class B Common Stock which may be issued upon the exchange of exchangeable Membership Units issued to the Allen Entities pursuant to the Rights Agreement; and (3) two hundred, fifty million (250,000,000) shares of Preferred Stock, par value $.001 per share (the "Preferred Stock"), issuable in one or more series as hereinafter provided.  The Class A Common Stock and the Class B Common Stock are herein sometimes collectively or individually referred to as the "Common Stock."

2.           Said Amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware by approval of the Board of Directors and the affirmative vote of a least a majority of the outstanding Class A Common Stock and Class B Common Stock, voting together as a single class, entitled to vote thereon.

IN WITNESS WHEREOF, CHARTER COMMUNICATIONS, INC. has caused this Certificate of Amendment of Restated Certificate of Incorporation to be duly signed on October 10, 2007.

                CHARTER COMMUNICATIONS, INC.

                By:                      /s/ Jeffrey T. Fisher
                     Name:            Jeffrey T. Fisher
                     Title:              Executive Vice President and Chief
                    Financial Officer